Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated June 3, 2025

Registration Nos. 333-287733, 333-287733-01, 333-287733-02 and 333-287733-03

PRICING TERM SHEET

Gerdau Trade Inc.

U.S.$650,000,000 5.750% Notes due 2035

Unconditionally Guaranteed by Gerdau S.A.

June 4, 2025

ISSUER:	Gerdau Trade Inc. (the “Issuer”), a British Virgin Islands business company

GUARANTOR:	Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. (the “Guarantors”)

SECURITY TITLE:	5.750% Notes due 2035 (the “Notes”)

OFFERING FORMAT:	SEC Registered

PRINCIPAL AMOUNT:	U.S.$650,000,000

RANKING:	The Notes and the Guarantee will be general, senior, unsecured obligations and will rank equal in right of payment with all of the Issuer’s and the Guarantors’ existing and future senior unsecured indebtedness, respectively. The Notes and the Guarantee will be (i) effectively subordinated to all of the Issuer’s and the Guarantors’ existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness, respectively, and (ii) structurally subordinated to all of the existing and future liabilities of the Guarantors’ subsidiaries (other than the Issuer).

CURRENCY:	U.S. dollars

SETTLEMENT DATE*:	June 9, 2025 (T+ 3)

MATURITY DATE:	June 9, 2035

COUPON:	5.750% per annum

DAY COUNT:	30/360

ISSUE PRICE:	99.947% of the principal amount

BENCHMARK TREASURY:	4.250% due May 15, 2035

BENCHMARK TREASURY PRICE AND YIELD:	99-04+ / 4.357%

SPREAD TO BENCHMARK TREASURY:	+140 basis points

YIELD TO MATURITY:	5.757%

DENOMINATIONS:	U.S.$2,000 and U.S.$1,000 in excess thereof

GROSS PROCEEDS:	U.S.$649,655,500

INTEREST PAYMENT DATES:	June 9 and December 9, commencing on December 9, 2025

OPTIONAL REDEMPTION:	Prior to March 9, 2035, the Issuer may, at its option, redeem the Notes, in whole or in part, at any time, by paying the greater of (i) 100% of the principal amount of the Notes and (ii) the applicable “make-whole” amount at Treasury Rate plus 25 basis points, and, on or after March 9, 2035 at 100% of the principal amount of the Notes.

OPTIONAL TAX REDEMPTION:	The Issuer or any Guarantor may, at its option, redeem the Notes, in whole but not in part, at 100% of the principal amount of the Notes upon the occurrence of specified events relating to certain tax jurisdictions.

EXPECTED RATINGS**:	Baa2 (Moody’s) / BBB (S&P) / BBB (Fitch)

CLEARING:	The Depository Trust Company

EXPECTED LISTING:	The Issuer will apply to list the Notes on the New York Stock Exchange.

CUSIP/ISIN:	CUSIP: 37373WAE0 ISIN: US37373WAE03

GOVERNING LAW:	State of New York

* Delivery of the Notes will be made to investors on or about June 9, 2025, which will be the third business day following the date hereof. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day preceding the date of delivery will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

** A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information in this Pricing Term Sheet supplements the preliminary prospectus supplement, dated June 3, 2025 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

The Issuer and the Guarantors have filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Issuer and the Guarantors have filed with the SEC for more complete information about the Issuer, the Guarantors and this offering. You may access these documents without charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Underwriters can arrange to send you the prospectus supplement and prospectus if you request it by calling BofA Securities, Inc. at +1 (800) 294-1322, Goldman Sachs & Co. LLC at +1 (866) 471-2526; J.P. Morgan Securities LLC at +1 (866) 834-4666; Morgan Stanley & Co. LLC at +1 (866) 718-1649; BBVA Securities Inc. at +1 (212) 728-2300; BNP Paribas Securities Corp. at +1 (800) 854-5674; Banco BTG Pactual S.A. – Cayman Branch collect at +1 (212) 293-4600, Citigroup Global Markets Inc. at +1 (800) 831-9146; Mizuho Securities USA LLC at +1 (866) 271-7403; and Santander US Capital Markets LLC at +1 (855) 403-3636.

There shall be no sale of the Notes in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”); and the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and the Notes will not be offered or sold or otherwise made available to any retail investor in the EEA.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “United Kingdom” or the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a “qualified investor” as defined in Article 2 of the Prospectus Regulation as it forms part of the domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). No key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and the Notes will not be offered or sold or otherwise made available to any retail investor in the UK.

This document and any other documents or materials relating to the Notes offering have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, (iii) are outside the United Kingdom, (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.